
August 1, 2022

Matthew White
Chief Financial Officer
CoreCard Corp
One Meca Way, Norcross
Norcross, Georgia 30093

>   **Re: CoreCard Corp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Form 10-Q for the Fiscal Quarter ended March 31, 2022**
>   **File No. 001-09330**

Dear Mr. White:

　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, page F-10

1. 　　We note your statement on page F-11 that, "Purchases of additional licenses for tier upgrades or additional modules are generally recognized as license revenue in the period in which the purchase is made for perpetual licenses or ratably over the remaining contract term for non-perpetual licenses." Referring to your basis in the accounting literature, tell us why you believe it is appropriate to recognize software license revenue ratably over the remaining contract term for non-perpetual licenses.

3. Investments, page F-13

2. 　　On page F-14 you state that you held $706,000 and $3,335,000 at December 31, 2021 and 2020, respectively, in cash on behalf of a customer which is included in other

current liabilities on the Consolidated Balance Sheet. Referring to your basis in accounting literature, tell us why you believe it is appropriate to report your customer's cash on your balance sheet. Also, tell us why you do not report this cash as restricted, in a separate balance sheet line-item.

Form 10-Q for the Fiscal Quarter ended March 31, 2022

Consolidated Balance Sheets, page 3

3.   We note your accounts receivables balance increased from $5,547,000 to $18,264,000 from December 31, 2021 to March 30, 2022. In your Liquidity section of the MD&A, disclose the underlying reason for the large increase in accounts receivables. Also, since this appears to be a significant change from year-end, in your Summary of Significant Accounting Policies, disclose the balance of your allowance for doubtful accounts, how you determined it, and if the balance increased due to the large increase in accounts receivables. Provide us with your proposed future disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology